

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

Jordan Plews, Ph.D.
Chief Executive Officer
Elevai Labs Inc.
120 Newport Center Drive, Ste. 250
Newport Beach, CA 92660

     Re: **Elevai Labs, Inc.**
              Registration Statement on Form S-1
              Exhibit Nos. 10.6 and 10.7
              Filed September 29, 2023
              File No. 333-274755

Dear Jordan Plews:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                       Sincerely,

                       Division of Corporation Finance

cc: Tim Dockery, Esq.